

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2015

Via E-mail
Jonathan C. Clark
Chief Financial Officer and Treasurer
Encore Capital Group, Inc.
3111 Camino Del Rio North, Suite 103
San Diego, California 92108

> **Re: Encore Capital Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 26, 2015**
> **File No. 000-26489**

Dear Mr. Clark:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Government Regulation, United States, page 9

1. In future filings, please revise your disclosures regarding CFPB's regulations as well as the contemplated UK and Irish regulatory changes to clarify how the changes, including any changes agreed to by the Company, will impact its policies, procedures and practices. If any regulatory change will materially impact the Company in future periods, revise the MD&A to discuss in an "overview" section. In this regard, we note the disclosure in Note 14 to the financial statements that you may pay a penalty to the CFPB in excess of $35 million and "could agree to additional terms that may materially impact its future operations, collections or financial results".

Note 3: Business Combinations, page F-13

2. We note disclosure on page F-15 that you have not included the Marlin acquisition in your pro forma financial information because such information is "impracticable and too onerous due to complexities of a hypothetical calculation because Marlin's revenue recognition methodology prior to the Marlin acquisition was significantly different from GAAP." Please explain in further detail Marlin's pre-acquisition revenue recognition methodology and accounting framework used (i.e. IFRS, etc.) along with an explanation of how and why you determined inclusion of this information in your pro forma financial statements was impracticable. Please reference any authoritative literature relied upon in making your determination.

Note 6: Investment in Receivable Portfolio, Net, page F-19

3. We note your disclosure that on a quarterly basis discrete receivable portfolio purchases are aggregated into pools based on common risk characteristics. We also note the following related to your receivable portfolio:

    *   Your entire receivable portfolio was acquired with deteriorated credit quality;
    *   You have had significant acquisitions in recent years (i.e. Atlantic Credit & Finance, Inc., Marlin Financial Group Limited, Grove Holdings, Cabot Credit Management Limited) and operate in differing geographic locations; and
    *   Recent receivables purchases consist of credit card, consumer bankruptcy receivables, telecom, and mortgages as disclosed on page 35.

    Please tell us and revise your future filings to disclose how you determined the different pools, including the common risk characteristics used, for purposes of applying the recognition, measurement and disclosure provisions of ASC 310-30. In your response, please specifically address how you considered the criteria in ASC 310-30-15-6.

Note 14: Commitments and Contingencies, page F-37

4. We note your disclosure that as of December 31, 2014 you have no material reserves for legal matters, including the CFPB's current examination into your collection practices. While we recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies, please tell us how you develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible (including the reasonably possible range of losses) and the determination as to whether or not you have a probable liability. Please refer to FASB ASC 450-20-50-3/4 in addition to ASC 450-20-25 and revise future filings as necessary.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Gottlieb, Staff Attorney, at (202) 551-3416 or Mike Clampitt, Staff Attorney, at (202) 551-3434 with any other questions.

Sincerely,

/s/ Benjamin Phippen

Benjamin Phippen
Staff Accountant